SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Adecco launches voluntary public tender offer for DIS AG

Press Release

Adecco launches voluntary public tender offer for DIS AG

Chéserex, Switzerland – February 6, 2006: Adecco, the world’s largest human resource services provider launched today a voluntary public tender offer for all issued shares of German DIS AG for EUR 54.50 per share in cash. Adecco previously announced an agreement to acquire approx. 29% of DIS AG’s share capital from the Paulmann family and in addition acquired over 10% of DIS’ shares in the market prior to the launch of the offer.

Overview of the public tender offer

•	Attractive offer price of EUR 54.50 in cash

•	Period from February 6, 2006 to March 8, 2006, 4pm CET

•	No minimum acceptance threshold

•	Remains subject to antitrust approval

The offer price represents an attractive premium of 16% and 22% over the volume-weighted average XETRA closing price for DIS shares for the last three and six months before the announcement of the offer, respectively. The offer implies a price-earnings multiple for 2005 (expected) of approx. 31 times, which is a substantial premium compared to other publicly traded staffing companies. The offer price of EUR 54.50 per share is similarly attractive when compared to equity research analysts’ price targets of EUR 43-46 given immediately before the announcement of the offer.

The Adecco’s Board of Directors and management consider the offer price as full and attractive to all shareholders of DIS AG and do not intend to change the terms of the tender.

The offer has no minimal acceptance threshold, which means that shareholders not accepting the tender offer will remain as shareholders of DIS AG.

Adecco is fully committed to retain the full DIS AG management team and will leverage DIS’ culture and experience in professional staffing into Adecco’s worldwide operations.

The offer document includes full details of the tender and is available on the company’s website at www.adecco.com.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and over 6,600 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of staffing and career resources to corporate clients and qualified associates.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the “company”) as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the company’s forward-looking statements include, among other

Press Release

things: global GDP trends and the demand for work; changes in regulation of work; intense competition in the markets in which the company competes; the succesfull completion of the tender offer for DIS AG shares; changes in the company’s ability to attract and retain qualified personnel; the resolution of US state unemployment tax reviews; the resolution of a French anti-trust investigation; the resolution of the US class action litigation; and any adverse developments in existing commercial relationships, disputes or legal proceedings.

The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the United States Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

This is not an offer to acquire or sell any securities.

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco	Corporate Press Office
Press.office@adecco.com	or +41 (0) 44 878 8832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated: 6 February 2006	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 6 February 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary